Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Organization

Ridgewood Providence Power Partners, L.P.	Delaware

Ridgewood Pump Services IV Partners, L.P.	Delaware

Indeck Maine Energy, L.L.C.	Illinois

Ridgewood Maine Hydro Power Partners, L.P.	Delaware